April 24, 2015

Credit Suisse Long/Short Equity Index ETN

The Credit Suisse Long/Short Equity Index Exchange Traded Notes (the “ETNs”) are senior, unsecured debt securities issued by Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch, that are linked to the return of the Credit Suisse Long/Short Liquid Index (Net) (the “Index”). The Index seeks to correlate to the historical performance of the Credit Suisse Long/Short Equity Hedge Fund Index (the “Target Index”) and is designed to provide exposure to a long/short equity strategy as represented by long and short positions in various market measures. The ETNs are listed on NYSE Arca under the ticket symbol “CSLS.”1 The ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs.

ETN Details
ETN ticker	CSLS
Indicative value ticker	CSLS.IV
Bloomberg Index ticker	CSLABLN
CUSIP/ISIN	22542D878 / US22542D8780
Primary Exchange	NYSE Arca[1]
ETN annual investor fee	0.45%*
Index fee	0.50%
ETN inception date	February 19, 2010
Underlying index	Credit Suisse Long Short
Liquid Index (Net)
*Because of daily compounding, the actual investor fee realized may exceed 0.45% per annum.
Index Returns (as of 3/31/2015)
1 month	0.13%
3 month	1.31%
1 year	9.13%
Since inception annualized*	5.37%
*Index inception date was October 31, 2009.
Index Statistics	(3/31/2014 to 3/31/2015)
Correlation to S&P 500 TR Index	0.88
Correlation to Barclays US
Aggregate TR Index	-0.29
Annualized Volatility	5.99%
1-Year Sharpe ratio*	1.51
*Sharpe ratio calculated using the Federal Funds Effective Rate as of March 31, 2015.

1Credit Suisse has no obligation to maintain any listing on NYSE Arca or any other exchange and we may delist the ETNs at any time.

Strategy Focus

■	The Long/Short equity sector is a significant component of the hedge fund universe and currently represents approximately 17% of the Credit Suisse Hedge Fund Index.
■	Long/Short investing seeks to profit from both long and short positions in stocks while maintaining a low correlation to equity markets.

Index Performance (October 31, 2009 to March 31, 2015)

The above graph sets forth the historical performance of the Index from October 31, 2009 through March 31, 2015. The historical data for the Index does not account for the postponement of rebalancing dates due to market disruption events. Historical performance is not indicative of future performance. The Index includes 0.50% p.a. of index calculation fees. The above graph includes this index calculation fee but does not reflect the fee factor associated with the ETNs, which will reduce the amount of the return on the ETNs at maturity or upon repurchase by Credit Suisse.

For More Information
ETN Desk: 212 538 7333	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn

Index Overview

■	The Index seeks to correlate to the historical performance of the Target Index by tracking the performance of non-hedge fund, transparent market indices.
■	Each month, the Index rules determine the appropriate market measures and weightings to approximate the returns of the Target Index.
■	The calculation of the Index takes into consideration holding costs associated with the market measures and costs associated with calculating the Index.
■	The Index is overseen by an index committee composed of professional investment managers and academics and takes into consideration extensive quantitative research.
■	The Index is calculated intraday by NYSE Arca, Inc.

Index Composition (December 2009 to March 2015)

Selected Investment Considerations

−	The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs and the Index. Therefore, the level of the Index must increase by an amount sufficient, to offset the applicable fees and charges.
−	You will not receive any periodic interest payments on the ETNs.
−	We have listed the ETNs on NYSE Arca under the symbol “CSLS”. We expect that investors will purchase and sell the ETNs primarily in the secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.
−	The indicative value of the ETNs is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.
−	Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment upon repurchase or at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
−	While the Index aims to replicate the performance of the Target Index by tracking the performance of non-hedge fund, transparent market measures, the Target Index tracks a variety of investments many of which are not transparent.
−	The performance of the Index may not correlate with the performance of the Target Index and there is no assurance that the strategy on which the Index is based will be successful.
−	Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.
−	We have the right to repurchase your ETNs in whole but not in part, if the principal amount of the ETNs outstanding is $10,000,000 or less. The amount you may receive upon a repurchase by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.
−	We and our affiliates play a variety of roles in connection with the issuance of the ETNs, including acting as Calculation Agent and as agent of the Issuer for the offering of the ETNs, and hedging our obligations under the ETNs. The Calculation Agent will, among other things, decide the amount of the return paid out to you on your ETNs at maturity or upon redemption or acceleration. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the ETNs.

An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Sources: Credit Suisse Alternative Capital, Inc., Bloomberg. All data was obtained from publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse AG has not sought to independently verify information obtained from public and third-party sources. The Index is unmanaged, assumes reinvestment of dividends or interest and does not reflect the deduction of fees and expenses from the ETNs. Investors cannot invest directly in the Index.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus as amended by the Post-Effective Amendment to the Registration Statement filed on March 19, 2015 to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

Pricing Supplement dated March 23, 2012, including the Prospectus Supplement dated March 23, 2012, and Prospectus as amended by the Post-Effective Amendment to the Registration Statement filed on March 19, 2015: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=CSLS

Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=CSLS

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

Copyright © 2015. Credit Suisse Group AG and/or its affiliates. All rights reserved.

For More Information
ETN Desk: 212 538 7333	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn